Exhibit 99.2

UNDERWRITING AGREEMENT

March 1, 2016

Merus Labs International Inc.

100 Wellington St. West

Suite 2110, P.O. Box 151

Toronto, ON M5K 1H1

Attention:	Barry Fishman, Chief Executive Officer & Director

Dear Sirs/Mesdames:

Canaccord Genuity Corp. (“Canaccord”) and Clarus Securities Inc. (“Clarus” and collectively with Canaccord, the “Co-Lead Underwriters”), together with Cormark Securities Inc., Laurentian Bank Securities Inc., CIBC World Markets Inc., Dundee Securities Ltd., GMP Securities L.P., Scotia Capital Inc. and TD Securities Inc. (collectively with the Co-Lead Underwriters, the “Underwriters”, and each individually, an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 16 below, offer to purchase from Merus Labs International Inc. (the “Corporation”) and the Corporation hereby agrees to issue and sell to the Underwriters, 14,250,000 subscription receipts of the Corporation (the “Subscription Receipts”), on a “bought deal” private placement basis, at the purchase price of $1.90 per Subscription Receipt (the “Offering Price”), for aggregate gross proceeds of $27,075,000. The offering of the Subscription Receipts by the Corporation is hereinafter referred to as the “Offering”.

Subscription Receipts

The gross proceeds from the sale of the Subscription Receipts (the “Escrowed Funds”), less one-half of the Commission (as defined below) for the Subscription Receipts and the amount payable to the Underwriters on account of their expenses payable pursuant to this Agreement, will be held by Computershare Trust Company of Canada (or such other escrow agent determined by the Corporation), as escrow agent for the Corporation (the “Subscription Receipt Agent”)in accordance with the Subscription Receipt Agreement (as defined below).

Upon the satisfaction of the Escrow Release Conditions (as defined below), the Escrowed Funds shall be released to the Corporation (less the remaining 50% of the Commission, which shall be paid to Canaccord (on behalf of the Underwriters) and the Dividend Equivalent Payment (as defined below), less applicable withholding taxes, which shall be paid to holders of Subscription Receipts in accordance with the terms of the Subscription Receipt Agreement), and each Subscription Receipt will entitle the holder thereof to receive, at the Release Time (as defined below) on the Release Date (as defined below) and without payment of additional consideration or further action on the part of the holder, one (1) special warrant (each, a “Special Warrant’). The description of the Subscription Receipts herein is a summary only and is subject to the specific attributes and detailed provisions of the Subscription Receipts to be set forth in the Subscription Receipt Agreement. In the case of any inconsistency between the description of the Subscription Agreements in this Agreement and their terms and conditions as set forth in the Subscription Receipt Agreement, the provisions of the Subscription Receipt Agreement will govern.

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In the event that: (a) the Release Time fails to occur by 5:00 p.m. (Toronto time) on April 30, 2016 (which date may be extended up to an additional 30 days by Canaccord (on behalf of the Underwriters), in its sole discretion, by delivery of notice in writing to the Corporation); or (b) the Corporation has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition (any such event being a “Termination Event”, and the date upon which such event occurs being the “Termination Date”), the Subscription Receipt Agent and the Corporation will return to the holders of Subscription Receipts, commencing on the fifth Business Day (as defined below) following the Termination Date, an amount equal to the Offering Price and the Subscription Receipts will be cancelled.

Special Warrants

The Special Warrants will be duly and validly created and issued pursuant to, and governed by, a special warrant indenture (the “Special Warrant Indenture”) to be entered into effective on the Closing Date between the Corporation and Computershare Trust Company of Canada (or such other agent determined by the Corporation), as special warrant agent for the Corporation (the “Special Warrant Agent”). The description of the Special Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Special Warrants to be set forth in the Special Warrant Indenture. In the case of any inconsistency between the description of the Special Warrants in this Agreement and their terms and conditions as set forth in the Special Warrant Indenture, the provisions of the Special Warrant Indenture will govern.

Each Special Warrant will entitle its holder to receive one (1) common share in the capital of the Corporation (each, an “Underlying Share”), subject to adjustment in certain circumstances in accordance with the Special Warrant Indenture, for no additional consideration upon the exercise or deemed exercise of the Special Warrants at any time after the issuance of the Special Warrants.

The Special Warrants will be exercisable by the holders thereof at any time after the issuance of the Special Warrants without payment of additional consideration, and all unexercised Special Warrants will be automatically exercised on the date (the “Deemed Exercise Date”) that is the earlier of: (i) the date that is the third Business Day after the date that the Qualification Prospectus (as defined below) is filed in each of the Qualifying Jurisdictions qualifying the distribution of the Underlying Shares; and (ii) 5:00 p.m. (Toronto time) on the date that is four months and one day following the Closing Date.

Commission

In consideration of the Underwriters’ agreement to purchase the Subscription Receipts (which agreement will result from the acceptance of this offer by the Corporation), and in consideration of the services rendered and to be rendered by the Underwriters in connection therewith, the Corporation agrees to pay or cause to be paid to Canaccord (on behalf of the Underwriters) a fee equal to (a) $0.095 (5.0%) per Subscription Receipt issued and sold by the Corporation (the “Commission”). The Commission for the Subscription Receipts shall be payable to the Underwriters: (i) as to 50% at the Time of Closing; and (ii) the remaining 50% upon release of the Escrowed Funds to the Corporation upon satisfaction of the Escrow Release Conditions. For greater certainty, in the event that the Acquisition is not completed by the Corporation in the manner contemplated by the Subscription Receipt Agreement and the Escrowed Funds are returned by the Subscription Receipt Agent to the purchasers of the Subscription Receipts, the Commission for the Subscription Receipts shall be reduced to the amount payable at the Time of Closing.

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TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Section 1 Definitions and Interpretation

(1)	Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Acquisition” means the acquisition by Merus Luxco II and Merus Labs Netherlands BV of the rights to the Sanofi Products in France and related assets from Sanofi;

“Acquisition Agreement” means the asset purchase agreement dated February 23, 2016 among Merus Luxco II, Merus Labs Netherlands BV and Sanofi whereby Merus Luxco II and Merus Labs Netherlands BV have agreed to purchase the Sanofi Products and related assets from Sanofi for cash consideration of #eu#22.5 million;

“Acquisition Closing” means the closing of the Acquisition;

“affiliate” and “person” have the respective meanings given to them in the Ontario Act;

“Agreement” means this underwriting agreement, as it may be amended from time to time;

“Base Prospectus” has the meaning ascribed thereto in Section 3(1);

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, warehouse facilities, equipment, inventories and accounts receivable, in respect of the Corporation’s and the Subsidiaries’ businesses in the biopharmaceutical industry;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in the city of Toronto, Ontario;

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“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices, orders, blanket rulings, and policies of the securities regulatory authorities in the Qualifying Jurisdictions, including the rules and policies of the TSX;

“Canadian Shelf Procedures” has the meaning ascribed thereto in Section 3(1);

“Closing” means the completion of the sale of the Subscription Receipts and the purchase by the Purchasers of the Subscription Receipts pursuant to this Agreement;

“Closing Date” means March 1, 2016 or such earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably;

“Co-Lead Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Commission” has the meaning ascribed thereto in the eighth paragraph of this Agreement;

“Common Shares” means the common shares in the capital of the Corporation;

“Debt Instrument” means any loans, notes, bonds, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or the Subsidiaries are a party or to which their property or assets are otherwise bound;

“Decision Document” has the meaning ascribed thereto in Section 3(1);

“Deemed Exercise Date” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“distribution” means distribution for the purposes of Canadian Securities Laws;

“Dividend Equivalent Payment” means an amount per Subscription Receipt equal to the aggregate amount per Common Share of cash dividends declared by the Corporation, if any, for which record dates have occurred during the period from the Closing Date to but excluding the date of the Acquisition Closing;

“Documents Incorporated by Reference” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Base Prospectus or the Qualification Prospectus;

“Employee Plans” has the meaning ascribed thereto in Section 7(ggg);

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“Environmental Laws” has the meaning ascribed thereto in Section 7(kk)(i);

“Escrow Release Conditions” means the occurrence of each of the following events: (i) satisfaction or waiver of all conditions precedent to closing of the Acquisition pursuant to the Acquisition Agreement other than the final condition precedent of payment of the purchase price for the Acquisition to Sanofi thereunder, to the satisfaction of the Co-Lead Underwriters (on behalf of the Underwriters), acting reasonably; and (ii) the Corporation and Canaccord (on behalf of the Underwriters) having delivered an escrow release to the Subscription receipt Agent notice confirming that the Escrow Release Conditions in subparagraph (i) above have been satisfied in accordance with the Subscription Receipt Agreement;

“Escrowed Funds” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Financial Statements” means, collectively, (i) the unaudited condensed consolidated interim financial statements for the three months ended December 31, 2015 and 2014 and (ii) the audited consolidated financial statements for the years ended September 30, 2015 and 2014 of the Corporation, and any other financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements, and the related auditors’ report on such statements, where applicable;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Materials” has the meaning ascribed thereto in Section 7(kk)(i);

“IFRS” means International Financial Reporting Standards;

“including” means including but not limited to;

“Leased Premises” means all premises which the Corporation and/or any of the Subsidiaries occupies as a tenant that are material to the business of the Corporation;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

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“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and materially adverse effect on the business, affairs, capital, operation, prospects, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Corporation and the Subsidiaries considered on a consolidated basis;

“Material Agreement” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including without limitation joint venture agreements, licences, sub-licenses, finance leases, supply agreements, distribution agreements, transportation agreements, sales agreements or any other similar type agreements, to which the Corporation or the Subsidiaries are a party or to which their Business Assets are otherwise bound, and which is material to the Corporation and the Subsidiaries on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Ontario Act;

“Merus Luxco II” means Merus Labs Luxco II S.a R.L., a company organized under the laws of Luxembourg and an indirect, wholly-owned subsidiary of the Company

“MI 11-102” means Multilateral Instrument 11-102 - Passport System;

“Money Laundering Laws” has the meaning ascribed therefore in Section 7(yy);

“NASDAQ” means the NASDAQ Capital Market;

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 - Shelf Distributions;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 - Audit Committees;

“Offering” means the offering of the Subscription Receipts pursuant to this Agreement;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Ontario Act” means the Securities Act (Ontario);

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“Permit” means any licence, permit, approval, consent, certificates, registration or other authorization of or issued by any Governmental Authority, including for certainty any required under Environmental Laws;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Preliminary Base Prospectus” has the meaning ascribed thereto in Section 3(1);

“Principal Regulator” means the Ontario Securities Commission;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed on SEDAR by or on behalf of the Corporation since January 1, 2014 to the Time of Closing with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including, without limitation, any prospectus, annual and quarterly reports, management proxy circulars, material change reports, press releases and any other documents or reports filed by the Corporation with the Securities Commissions applicable to the Corporation (other than any document that is required or permitted to be filed on a confidential basis pursuant to applicable Canadian Securities Laws);

“Purchasers” means, collectively, each of the purchasers of Subscription Receipts arranged by the Underwriters in connection with the Offering, including Substituted Purchasers and, if applicable, the Underwriters;

“Qualifying Jurisdictions” means British Columbia, Alberta, Saskatchewan, Manitoba and Ontario;

“Qualification Prospectus” has the meaning ascribed thereto in Section 3(2).

“Release Date” means the “Release Date” as defined in the Subscription Receipt Agreement on which date the Subscription Receipts will be converted into Special Warrants;

“Release Time” means the “Release Time” as defined in the Subscription Receipt Agreement at which time the Subscription Receipts will be converted into Special Warrants;

“Repayment Event” has the meaning ascribed thereto in Section 7(ss);

“Reviewing Authority” has the meaning ascribed thereto in Section 3(1);

“Sanofi” means Sanofi S.A.;

“Sanofi Products” means the Surgestone®, Provames®, Speciafoldine® and Tredemine® pharmaceutical products;

“SEC” means the United States Securities and Exchange Commission;

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“Securities Commissions” means the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions, the United States, and any other jurisdictions other than the Qualifying Jurisdictions and the United States as mutually agreed to by the Corporation and the Underwriters;

“Shelf Securities” has the meaning ascribed thereto in Section 3(1);

“Special Warrant” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Special Warrant Agent” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Special Warrant Indenture” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Subscription Agreements” means, the subscription agreements for the Subscription Receipts in the form agreed upon by the Underwriters and the Corporation pursuant to which Substituted Purchasers agree to subscribe for and purchase Subscription Receipts pursuant to the Offering as herein contemplated and shall include, for greater certainty, all schedules thereto; and “Subscription Agreement” means any one of them, as the context requires;

“Subscription Receipt” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Subscription Receipt Agent” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Subscription Receipt Agreement” means the agreement to be dated the Closing Date among the Corporation, Canaccord and the Subscription Receipt Agent governing the terms of the Subscription Receipts;

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“Subsidiaries” means the entities set out in Schedule “B” to this Agreement in which the Corporation directly or indirectly holds the type and percentage of securities or other ownership interests therein set forth;

“subsidiary” means a subsidiary for purposes of the Ontario Act, as constituted at the date of this Underwriting Agreement;

“Substituted Purchasers” has the meaning ascribed thereto in Section 2(1);

“Supplementary Material” means any amendment to the Base Prospectus or any management information circular, financial statement, management’s discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Corporation under the applicable Canadian Securities Laws prior to the filing of the Qualification Prospectus, where such document is deemed to be incorporated by reference into the Qualification Prospectus;

“Termination Date” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Termination Event” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Co-Lead Underwriters;

“Transaction Documents” means, collectively, this Agreement, the Subscription Agreements, the Subscription Receipt Agreement and the Special Warrant Indenture, and the certificates, if any, representing the Subscription Receipts, the Special Warrants and/or the Underlying Shares;

“TSX” means the Toronto Stock Exchange;

“UCB Acquisition” means the acquisition on February 4, 2016 by the Corporation of certain UCB pharmaceutical products, as more fully described in the Public Disclosure Documents;

“Underlying Share” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

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“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, the rules and policies of the SEC and any applicable state securities laws, and the rules, regulations and policies of NASDAQ.

(2)	Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.
(3)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.
(4)	Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.
(5)	The following is the schedule to this Agreement, which schedule is deemed to be a part hereof and is hereby incorporated by reference herein:

Schedule “A” U.S. Offers and Sales

Schedule “B” Subsidiaries

Section 2 Offering.

(1)	The Corporation understands that, although the offer to act as Underwriters with respect to the Subscription Receipts is made hereunder by the Underwriters to the Corporation as purchasers, the Underwriters have the right to arrange for the Subscription Receipts to be purchased by substituted purchasers (“Substituted Purchasers”):
(a)	in the Qualifying Jurisdictions on a private placement basis in compliance with Canadian Securities Laws such that the offer and sale of the Subscription Receipts does not obligate the Corporation to file a prospectus (other than the Qualification Prospectus relating to the distribution of the Underlying Shares as contemplated in the Special Warrant Indenture);
(b)	in the United States pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Corporation and the Underwriters contained in Schedule “A” hereto; and
(c)	in such other jurisdictions on a private placement basis in compliance with all applicable securities laws of such other jurisdictions provided that no prospectus, registration statement, offering memorandum or similar document is required to be filed in such jurisdiction, no registration or similar requirement would apply with respect to the Corporation in such other jurisdictions and the Corporation does not thereafter become subject to on-going or continuous disclosure obligations in such other jurisdictions.

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For greater certainty, to the extent that the Substituted Purchasers purchase Subscription Receipts at the Closing, the Underwriters shall not be obligated to purchase such Subscription Receipts and, to the extent that the Substituted Purchasers do not purchase such Subscription Receipts, the Underwriters will remain obligated to purchase such Subscription Receipts.

(2)	The Underwriters will notify the Corporation with respect to the identity of any Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements of the Selling Jurisdictions and in such other jurisdictions as the Underwriters and the Corporation shall determine relating to the sale of the Subscription Receipts. The Corporation undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Corporation and to pay all filing fees in connection with the issue and sale of the Subscription Receipts so that the distribution of such securities may lawfully occur without the necessity of filing a prospectus or an offering memorandum in Canada or a comparable document elsewhere. If requested by the Corporation, the Underwriters undertake to use commercially reasonable efforts to cause Purchasers to complete any forms required by the Corporation in order to confirm the availability of a private placement exemption and by applicable Securities Laws.
(3)	The certificates (or electronic or book entry evidence thereof) representing the Subscription Receipts delivered at Closing shall contain such restrictive legends regarding resale of such securities as are set forth in the Subscription Agreements.

Section 3 Filing of Qualification Prospectus.

(1)	The Corporation has prepared and filed with the Securities Commissions a preliminary short form base shelf prospectus dated July 9, 2015 (the “Preliminary Base Prospectus”), and a final short form base shelf prospectus dated October 30, 2015 in respect of up to $250,000,000 aggregate principal amount of common shares, warrants, subscription receipts, preferred shares and units of the Corporation (collectively, the “Shelf Securities”) pursuant to applicable Canadian Securities Laws. The Corporation selected the Ontario Securities Commission (the “Reviewing Authority”) as its principal regulator in respect of the offering of the Shelf Securities, and the Reviewing Authority has issued a decision document (a “Decision Document”) under MI 11-102 on behalf of itself and the other Securities Commissions for each of the Preliminary Base Prospectus and the Base Prospectus. The term “Base Prospectus” means the final short form base shelf prospectus relating to the Shelf Securities, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102 (together, the “Canadian Shelf Procedures”).
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(2)	Immediately following the issuance of the Special Warrants, the Corporation covenants and agrees to use commercially reasonable best efforts to prepare and file with the Securities Commissions a prospectus supplement qualifying the distribution of the Underlying Shares in the Qualifying Jurisdictions (together with the Base Prospectus, and including any Documents Incorporated by Reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Qualification Prospectus”) as early as possible (and in any event, by no later than April 22, 2016) following the filing of a business acquisition report in respect of the UCB Acquisition, and to promptly take, or cause to be taken, all commercially reasonable steps and proceedings that may from time to time be required under applicable Canadian Securities Laws to qualify the distribution of the Underlying Shares in the Qualifying Jurisdictions.
(3)	All references in this Agreement to financial statements and other information which is “contained,” “included” or “stated” in the Preliminary Base Prospectus, the Base Prospectus or the Qualification Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Preliminary Base Prospectus, the Base Prospectus, or the Qualification Prospectus, as the case may be.
(4)	For purposes of this Agreement, all references to the Preliminary Base Prospectus, the Base Prospectus and the Qualification Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Securities Commissions on SEDAR.
(5)	Prior to the filing of the Qualification Prospectus, the Corporation shall have allowed the Underwriters to participate fully in the preparation of, and, acting reasonably, to approve the form and content of, such documents and shall have allowed the Underwriters to conduct all due diligence investigations (which shall include the attendance of management of the Corporation, the auditors and any other consultants requested by the Underwriters at one or more due diligence sessions to be held) which they may reasonably require in order to fulfill their obligations as Underwriters and in order to enable them to responsibly execute the certificate required to be executed by them at the end of the Qualification Prospectus, if applicable.

Section 4 Deliveries on Filing and Related Matters.

(1)	The Corporation shall deliver to each of the Underwriters:
(a)	prior to the time of each filing thereof, a copy of the Qualification Prospectus manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;
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(b)	prior to the time of filing thereof, a copy of any Supplementary Material, or other document required to be filed with or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any document to be incorporated by reference in the Base Prospectus or the Qualification Prospectus (other than documents already filed publicly with a Securities Commission);
(c)	concurrently with the filing of the Qualification Prospectus with the Securities Commissions, a “long-form” comfort letter of MNP LLP dated the date of the Qualification Prospectus (with the requisite procedures to be completed by such auditor within two (2) Business Days of the date of such letter), in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors and officers of the Corporation, with respect to certain financial and accounting information relating to the Corporation in the Qualification Prospectus, including all Documents Incorporated by Reference, which letter shall be in addition to the auditor’s report incorporated by reference in the Qualification Prospectus; and
(d)	prior to the time of filing of the Qualification Prospectus with the Securities Commissions, favourable legal opinions from legal counsel to the Corporation acceptable to the Co-Lead Underwriters, regarding certain material Subsidiaries in a form acceptable to the Co-Lead Underwriters and their legal counsel, acting reasonably, to the effect set out below:
(i)	the Subsidiaries having been incorporated and existing under their jurisdiction of incorporation;
(ii)	the Subsidiaries having the corporate power and capacity to own and lease their properties and assets and to conduct their businesses as described in the Qualification Prospectus; and
(iii)	as to the authorized and issued share capital of the Subsidiaries, all of which are owned by the Corporation.
(2)	The Corporation represents and warrants to the Underwriters with respect to the Preliminary Base Prospectus and the Base Prospectus that as at their respective dates of delivery:
(a)	all information and statements in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them in writing specifically for use in the Qualification Prospectus) are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering and the Underlying Shares, as required by Canadian Securities Laws;
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(b)	no material fact or information in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them in writing specifically for use in the Qualification Prospectus) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and
(c)	the Preliminary Base Prospectus and the Base Prospectus comply fully with the requirements of the Canadian Securities Laws.
(3)	The Corporation shall cause commercial copies of the Qualification Prospectus to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents as soon as possible after the filing of the Qualification Prospectus with the Securities Commissions, but, in any event on or before noon (Toronto time) on the next Business Day after the filing of the Qualification Prospectus. The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the filing of the Qualification Prospectus.
(4)	Subject to compliance with Canadian Securities Laws, during the period commencing on the date hereof and until completion of the distribution of the Underlying Shares, the Corporation will promptly provide to the Co-Lead Underwriters drafts of any press releases of the Corporation relating to the distribution of the Underlying Shares for review by the Co-Lead Underwriters prior to issuance and shall obtain the prior approval of the Co-Lead Underwriters as to the content and form of any press release relating to the Offering prior to issuance, such approval not to be unreasonably withheld or delayed. If required by Securities Laws, any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include an appropriate notation on each page as follows: “Not for distribution to the U.S. news wire services, or dissemination in the United States”.
(5)	The Corporation will not have any obligation to register any of the Subscription Receipts, the Special Warrants or the Underlying Shares under the U.S. Securities Act.

Section 5 Material Change.

(1)	During the period from the date of this Agreement to the filing of the Qualification Prospectus, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:
(a)	any material change (actual, anticipated, contemplated or threatened) in respect of the Corporation considered on a consolidated basis;
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(b)	any material fact in respect of the Corporation which has arisen or has been discovered following the Closing Date and is required to be stated in the Preliminary Base Prospectus, the Base Prospectus or the Qualification Prospectus or which would have been required to have been stated in the Preliminary Base Prospectus or the Base Prospectus had the fact arisen or been discovered on, or prior to, the date of such document; and
(c)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Public Disclosure Documents, Preliminary Base Prospectus or the Base Prospectus which fact or change is, or may be, of such a nature as to render any statement in such Public Disclosure Documents, Preliminary Base Prospectus or the Base Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Public Disclosure Documents, Preliminary Base Prospectus or the Base Prospectus or which would result in any of the Public Disclosure Documents, Preliminary Base Prospectus or the Base Prospectus not complying (to the extent that such compliance is required) with Securities Laws.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Co-Lead Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Co-Lead Underwriters with a copy of such Supplementary Material or other document and consulting with the Co-Lead Underwriters with respect to the form and content thereof, and the Co-Lead Underwriters shall provide their input on same in a timely manner. The Corporation shall in good faith discuss with the Co-Lead Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 5(1).

(2)	If prior to the filing of the Qualification Prospectus there shall be any change in Canadian Securities Laws which, in the opinion of the Co-Lead Underwriters and their legal counsel, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Co-Lead Underwriters, the Corporation covenants and agrees with the Co-Lead Underwriters that it shall, to the satisfaction of the Co-Lead Underwriters, acting reasonably, promptly prepare and file such Supplementary Material with the appropriate Securities Commissions where such filing is required.
(3)	During the period from the date of this Agreement to the filing of the Qualification Prospectus, the Corporation will notify the Co-Lead Underwriters promptly:
(a)	when any supplement to the Base Prospectus or any Supplementary Material shall have been filed;
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(b)	of any request by any Securities Commission to amend or supplement the Base Prospectus or for additional information;
(c)	of any order suspending or preventing the use of the Base Prospectus (or any Supplementary Material) or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose; and
(d)	of the issuance by any Securities Commission or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Subscription Receipts, Special Warrants and/or Underlying Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose. The Corporation will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Subscription Receipts, Special Warrants and/or Underlying Shares or the trading in the shares of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Section 6 Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Underlying Shares for offer and sale under the Canadian Securities Laws and in maintaining such qualifications in effect until the Deemed Exercise Date.

Section 7 Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Underwriters and to each of the Substituted Purchasers, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Subscription Receipts, that:

(a)	Good Standing of the Corporation. The Corporation: (i) is a corporation existing under the laws of British Columbia and is and will at the Time of Closing be current and up-to-date with all material filings required to be made and in good standing under the Business Corporations Act (British Columbia); (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as now carried on by it as described in the Public Disclosure Documents; and (iii) has all requisite corporate power and authority to issue and sell the Subscription Receipts and to execute, deliver and perform its obligations under this Agreement;
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(b)	Good Standing of Subsidiaries. The Corporation’s only subsidiaries are the Subsidiaries listed in Schedule “B” hereto, which schedule is true, complete and accurate in all respects. Each of the Subsidiaries is a corporation incorporated, organized and existing under the laws of the jurisdiction of incorporation set out in Schedule “B”, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as is now carried on by it or proposed to be carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required. Except as set forth in Schedule “B” and as disclosed in the Public Disclosure Documents, all of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation, free and clear of any Liens; and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries;
(c)	No Proceedings for Dissolution. No act or proceeding has been taken by or against the Corporation or the Subsidiaries in connection with their liquidation, winding-up or bankruptcy, or to their knowledge are pending;
(d)	Capitalization. The authorized and issued share capital of the Corporation consists of an unlimited number of Common Shares, of which 102,599,906 were issued and outstanding as at the close of business on February 29, 2016, and an unlimited number of preferred shares, of which 10,000 Series A Preferred Shares are issued and outstanding as at the close of business on February 29, 2016. As of the date hereof and 5,573,500 options to acquire Common Shares were issued and outstanding. Neither the Corporation nor its Subsidiaries are party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any securities of the Corporation or its Subsidiaries;
(e)	Share Capital of Subsidiaries. The authorized and issued share capital of the Subsidiaries as set forth in Schedule “B” hereto is true and correct;
(f)	Form of Share Certificates. The form of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation and does not conflict with any applicable laws and complies with the rules and regulations of the TSX and NASDAQ;
(g)	Common Shares are Listed. The Common Shares are listed and posted for trading on the TSX and NASDAQ, and the Corporation has applied to list the Underlying Shares on the TSX and NASDAQ and neither the Corporation nor its Subsidiaries has taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or NASDAQ;
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(h)	Stock Exchange Compliance. The Corporation is, and will at the Time of Closing be, in compliance in all material respects with the by-laws, rules and regulations of the TSX and NASDAQ, as applicable;
(i)	No Cease Trade Orders. No order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are, to the Corporation’s knowledge, pending, contemplated or threatened;
(j)	Reporting Issuer Status. As at the date hereof, the Corporation is a “reporting issuer” within the meaning of Canadian Securities Laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Prince Edward Island, and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions of such jurisdictions;
(k)	Foreign Private Issuer. The Corporation is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act);
(l)	U.S. Reporting Issuer. The common shares of the Corporation are registered under Section 12(b) of the U.S. Exchange Act and the Corporation has timely filed all required reports under the Exchange Act with the United States Securities and Exchange Commission and such filings are accurate and complete in all material respects;
(m)	Subscription Receipts Valid. The Subscription Receipts have been duly and validly authorized for issuance and sale pursuant to this Agreement; when issued and delivered by the Corporation pursuant to the terms of the Special Warrants, the Underlying Shares will be validly issued as fully paid and non-assessable Common Shares. The Subscription Receipts, Special Warrants and Underlying Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;
(n)	Qualified Investments. The Subscription Receipts, the Special Warrants (upon the due conversion of the Subscription Receipts) and Underlying Shares (upon the due conversion of the Special Warrants) would if issued on the date hereof be qualified investments under the Income Tax Act (Canada) (the ‘‘Tax Act’’) for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts, each as defined in the Tax Act, if and provided that at all material times (i) the Underlying Shares are listed on a ‘‘designated stock exchange’’ for purposes of the Tax Act (which currently includes the TSX), and (ii) in the case of the Subscription Receipts and the Special Warrants, the Corporation is not a “connected person” (as defined in the Tax Act) under the governing plan of the Trust;
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(o)	Transfer Agent. Computershare Investor Services Inc. at its offices in Vancouver, British Columbia has been duly appointed as the transfer agent and registrar for the Common Shares;
(p)	Subscription Receipt Agent. Computershare Trust Company of Canada at its offices in Vancouver, British Columbia has been duly appointed as the subscription receipt agent and registrar for the Subscription Receipts;
(q)	Special Warrant Agent. Computershare Trust Company of Canada at its offices in Vancouver, British Columbia has been duly appointed as the special warrant agent and registrar for the Special Warrants;
(r)	Absence of Rights. Except as disclosed in the Public Disclosure Documents, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation;
(s)	Corporate Actions. The Corporation has taken, or will have taken prior to the Time of Closing, all necessary corporate action, (i) to authorize the execution, delivery and performance of the Transaction Documents and (ii) to validly issue and sell the Subscription Receipts.
(t)	Valid and Binding Documents. The Transaction Documents have been duly authorized, executed and delivered by the Corporation and each constitutes a legal, valid and binding obligation of, and is enforceable against, the Corporation in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitations Act (Ontario);
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(u)	No Consents, Approvals etc. The execution and delivery of the Transaction Documents and the fulfilment of the terms thereof by the Corporation and the issuance, sale and delivery of the Subscription Receipts, Special Warrants and Underlying Shares to be issued and sold by the Corporation, as applicable, does not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party, except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Time of Closing under the Securities Laws or the rules of the TSX or NASDAQ, including in compliance with the Securities Laws regarding the distribution of the Subscription Receipts in the Qualifying Jurisdictions; and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws and any “blue sky laws” in the United States, as may be required in connection with the Offering;
(v)	Continuous Disclosure. The Corporation is in compliance in all material respects with its timely disclosure obligations under Canadian Securities Laws and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Corporation and its Subsidiaries (taken as a whole) which has not been publicly disclosed and the information and statements in the Public Disclosure Documents were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof. The Corporation is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Ontario Act and analogous provisions under Securities Laws in the other Selling Jurisdictions;
(w)	Forward-Looking Information. With respect to forward-looking information (including any future oriented financial information) contained in the Public Disclosure Documents, including for certainty the Documents Incorporated by Reference:
(i)	the Corporation has a reasonable basis for the forward-looking information; and
(ii)	all material forward-looking information is identified as such, and all such documents cautions users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately states the material factors or assumptions used to develop forward-looking information;
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(x)	Financial Statements. The Financial Statements:
(i)	present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;
(ii)	have been prepared in conformity with generally accepted accounting principles in Canada and/or IFRS, applied on a consistent basis throughout the periods involved; and
(iii)	do not contain any misrepresentations, with respect to the period covered by the Financial Statements;
(y)	Off-Balance Sheet Transactions. There are no material off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements;
(z)	Accounting Policies. Except as disclosed in the Public Disclosure Documents, there has been no change in accounting policies or practices of the Corporation or its subsidiaries since September 30, 2015, other than the adoption of certain additional IFRS measures as disclosed in the Financial Statements;
(aa)	Liabilities. Neither the Corporation, nor any of the Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein or in the Public Disclosure Documents, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not have a Material Adverse Effect;
(bb)	Independent Auditors. The auditors who reported on and certified the Financial Statements for the fiscal year ended September 30, 2015 are independent with respect to the Corporation within the meaning of Canadian Securities Laws and other than as publicly disclosed by the Corporation on SEDAR, there has never been a “reportable event” (within the meaning of National Instrument 51-102) with any past or present auditors of the Corporation during the last three years;
(cc)	Accounting Controls. The Corporation and the Subsidiaries maintain, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and/or IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Each of the Corporation and the Subsidiaries maintain disclosure controls and procedures and internal control over financial reporting as those terms are defined in NI 52-109 and as at September 30, 2015 and December 31, 2015, such controls were effective. Since the end of the Corporation’s most recent audited fiscal year, the Corporation is not aware of any material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) or change in the Corporation’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Corporation’s internal control over financial reporting;
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(dd)	Audit Committee. The Corporation’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of NI 52-110, and the audit committee of the Corporation operates in accordance with all material requirements of NI 52-110;
(ee)	Purchases and Sales. Neither the Corporation nor the Subsidiaries has approved, has entered into any agreement in respect of:
(i)	the purchase of any Business Assets or any interest therein other than as disclosed in the Public Disclosure Documents, or the sale, transfer or other disposition of any Business Assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiaries whether by asset sale, transfer of shares, or otherwise, other than as disclosed in the Public Disclosure Documents;
(ii)	the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Corporation or the Subsidiaries or otherwise) of the Corporation or the Subsidiaries; or
(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or common shares of the Subsidiaries;
(ff)	Title to Business Assets. The Corporation and the Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens, other than as disclosed in the Public Disclosure Documents, and no other rights or Business Assets are necessary for the conduct of the business of the Corporation or the Subsidiaries as currently conducted or as proposed to be conducted. Other than as disclosed in the Public Disclosure Documents, the Corporation knows of no claim or basis for any claim that might or could have a Material Adverse Effect on the rights of the Corporation or the Subsidiaries to use, transfer, lease, license, operate, sell or otherwise exploit such Business Assets, neither the Corporation nor the Subsidiaries have any obligation to pay any ongoing commission, license fee or similar payment to any person in respect thereof and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets of the Corporation or any of the Subsidiaries;
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(gg)	Compliance with Laws and Regulatory Approvals and Authorizations. All operations of the Corporation and each of its Subsidiaries in respect of or in connection with the Business Assets have been and continue to be conducted in accordance with best industry practices and in material compliance with all applicable laws; the Corporation and the Subsidiaries have obtained and are in material compliance with all regulatory approvals, licenses, consents, permits, certificates, registrations, filings and authorizations under all applicable laws, including import and trade laws, in the jurisdictions in which they carry on business, to permit them to conduct their business as currently conducted or proposed to be conducted, except where failure to achieve material compliance would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect;
(hh)	Business Operations. All agreements with third parties (including all suppliers, vendors, distributors and customers) for the provision/supply or sale of supplies, products or services in connection with the business of the Corporation and the Subsidiaries, as such business is currently being conducted, have been entered into and are being performed in material compliance with their terms;
(ii)	Business Relationships. There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the material business relationships of the Corporation or the Subsidiaries, with any supplier, vendor, distributor or customer, or any group of suppliers, vendors, distributors or customers who have a contractual relationship with the Corporation and whose business with or whose inventories or purchases provided to the business of the Corporation or the Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Corporation or the Subsidiaries which could have a Material Adverse Effect on the business of the Corporation and its Subsidiaries. All such material business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Corporation or the Subsidiaries from conducting such business with any such supplier, vendor, distributor or customer, or group of suppliers, vendors, distributors or customers in the same manner in all material respects as currently conducted or proposed to be conducted.
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(jj)	Leased Premises. With respect to any Leased Premises, the Corporation or the Subsidiaries who occupies the Leased Premises has the exclusive right to occupy and use the Leased Premises, the use by the Corporation and the Subsidiaries of each of their Leased Premises is permitted by the terms of the real property lease relating to such Leased Premises, and each of the leases pursuant to which the Corporation or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect. Neither the Corporation nor any of the Subsidiaries is in breach or default of any material term or provision of any real property lease, or has received any notice or other communication from the owner or manager of any of the Leased Premises that the Corporation or the Subsidiaries is not in compliance with any material term or condition of any such real property lease, and to the best knowledge of the Corporation no notice or other communication is pending or has been threatened. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;
(kk)	Environmental Laws.
(i)	Each of the Corporation and the Subsidiaries is in compliance with any and all applicable federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health and safety, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), except where the violation would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect;
(ii)	the Corporation and the Subsidiaries have all Permits necessary for the ownership and use of the Business Assets and the operation of the business carried on or proposed to be carried on by them, and all such Permits are valid, subsisting, in good standing and in full force and effect, and each of the Corporation and the Subsidiaries is in compliance with the requirements thereof, except where such failure would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect. The Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, or capital expenditures are required to be made by it or any of the Subsidiaries as a condition of continued compliance with any Environmental Laws or Permits, or that any such Permits are about to be reviewed, made subject to limitation or condition, revoked, withdrawn or terminated, and to the knowledge of the Corporation, no such procedures or proceedings are pending or threatened;
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(iii)	there are no outstanding, pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, order, directions or notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws or reclamation or closure obligations against the Corporation or any of the Subsidiaries, which if determined adversely, would reasonably be expected to have a Material Adverse Effect and the Corporation knows of no basis for any such aforementioned liabilities to arise in the future as a result of any activity conducted by the Corporation or any of the Subsidiaries (including any predecessor companies thereof), on any properties currently or formerly owned, leased, used or otherwise controlled by them. Neither the Corporation or any of its Subsidiaries (including any predecessor companies thereof) has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Corporation nor any of its Subsidiaries (including any predecessor companies thereof) has settled any allegation of material non-compliance short of prosecution; and
(ll)	Intellectual Property. The Corporation and the Subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of their respective businesses, and, other than as disclosed in the Public Disclosure Documents, the Corporation is not aware of any claim to the contrary or any challenge by any other person to the rights of the Corporation and the Subsidiaries with respect to the foregoing. To the knowledge of the Corporation, the Corporation’s business, including that of the Subsidiaries, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. There are no current outstanding claims against the Corporation or the Subsidiaries alleging the infringement by the Corporation or the Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person;
(mm)	Insurance. The Corporation and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the Business Assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Corporation and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business and the business of the Subsidiaries at a cost that would not have a Material Adverse Effect, and neither the Corporation nor any of the Subsidiaries has failed to promptly give any notice of any material claim thereunder;
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(nn)	Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Corporation and of the Subsidiaries have been disclosed in the Public Disclosure Documents and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Corporation and the Subsidiaries have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all material terms and conditions (including all financial covenants) contained in each Material Agreement and Debt Instrument. Except as disclosed in the Public Disclosure Documents neither the Corporation nor the Subsidiaries is in violation, breach or default nor has it received any notification from any party claiming that the Corporation or the Subsidiaries is in breach, violation or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Corporation, is in breach, violation or default of any material term under any Material Agreement or Debt Instrument;
(oo)	No Material Changes. Since September 30, 2015, except as disclosed in the Public Disclosure Documents: (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise; and (ii) there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise;
(pp)	Absence of Proceedings. Other than as disclosed in the Public Disclosure Documents, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any of the Subsidiaries or the Business Assets (including in respect of any product liability claims, drug products, material patents, patent applications, copyrighted material, technologies, licenses or proprietary or other data or confidential information currently licensed or employed by the Corporation and its Subsidiaries) which is required to be disclosed in the Public Disclosure Documents, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or any of the Subsidiaries is a party or of which any of their respective property or assets is subject, which are not described in the Public Disclosure Documents include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect;
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(qq)	Regulatory. The Corporation represents and warrants that, except where a failure to comply would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect: (i) the Corporation and each of its Subsidiaries is in compliance in all material respects with all applicable provisions of the Food and Drugs Act (Canada) and the regulations thereunder relating to its products, product candidates and activities and the United States Federal Food, Drug and Cosmetic Act and related legislation and regulations in the United States and the European Union; (ii) the Corporation and each of its Subsidiaries is in material compliance with the following specific requirements relating to its products, product candidates and activities in Canada and to applicable foreign jurisdictions, including the United States: (A) all of the products used by the Corporation and its Subsidiaries comply in all material respects with any conditions of approval and the terms of the applications, if any, submitted by or on behalf of the Corporation to Health Canada, the United States Food and Drug Administration, and to applicable foreign regulatory bodies; (B) all adverse events that were required to be reported by Corporation or its Subsidiaries to Health Canada, the United States Food and Drug Administration, and to corresponding foreign regulatory bodies have been reported to Health Canada, the United States Food and Drug Administration and said corresponding foreign regulatory body in a timely manner; and (C) all stability studies required to be performed by or on behalf of the Corporation for products used by the Corporation or any of its Subsidiaries have been completed or are ongoing in accordance with the applicable Health Canada requirements and to the requirements of the applicable foreign jurisdictions, including in the United States;
(rr)	Manufacturing. The Corporation represents and warrants that all good manufacturing practices requirements that are applicable to the Corporation and the Subsidiaries have been and continue to be complied with in the relevant jurisdictions where it or its licensees are conducting activities and there have been no product recalls or facts that would require product recalls of its products or notifications to the applicable regulatory body or that would affect any of its registrations or licenses or applications therefore;
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(ss)	Absence of Defaults and Conflicts. Except as disclosed in the Public Disclosure Documents, neither the Corporation nor the Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of the Transaction Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder, the sale of the Subscription Receipts does not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Corporation, or the Subsidiaries under the terms or provisions of: (i) any Material Agreements or Debt Instruments; (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiaries; (iii) any existing applicable law, statute, rule, regulation including applicable Securities Laws; or (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, or the Subsidiaries or any of their assets, properties or operations. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Corporation or the Subsidiaries;
(tt)	Labour. No material labour dispute with the employees of the Corporation or the Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent. Neither the Corporation nor the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Corporation, no other action has been taken or is contemplated to organize any employees of the Corporation or the Subsidiaries;
(uu)	Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect, and all taxes of the Corporation and of the Subsidiaries have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect). To the best of the knowledge of the Corporation, after due enquiry, no examination of any tax return of the Corporation or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries;
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(vv)	Statistical and Market-Related Data. The statistical, demographic and market-related data included in the Public Disclosure Documents is based on or derived from sources that the Corporation believes to be reliable and accurate or represent the Corporation’s good faith estimates that are made on the basis of data derived from such sources.
(ww)	Unlawful Payment. Neither the Corporation nor the Subsidiaries nor to the knowledge of the Corporation, any employee or agent of the Corporation or the Subsidiaries, has made any unlawful contribution or other payment to any official of, or candidate for, any Canadian or United States federal, state, provincial or municipal office or any similar office of any other country, or failed to disclose fully any contribution, in violation of any law, or made any payment to any federal, provincial, state or municipal governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;
(xx)	Foreign Corrupt Practices Act. None of the Corporation, any of its Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), or any “foreign public official” (as such term is defined in the CFPOA), or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA, and the Corporation and, to the knowledge of the Corporation , its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA;
(yy)	Money Laundering Laws. The operations of the Corporation and its Subsidiaries are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;
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(zz)	Significant Acquisitions. Other than as previously disclosed in the Public Disclosure Documents, the Corporation has not entered into any agreement to complete any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the filing of a Business Acquisition Report pursuant to Canadian Securities Laws;
(aaa)	Previous Acquisitions. The Corporation or the Subsidiaries, as the case may be, conducted all due diligence procedures, in connection with the Acquisition and all previous acquisitions completed by the Corporation or any of the Subsidiaries of any securities, business or assets of any other entity since September 30, 2012, as are standard and customary for transactions of such nature;
(bbb)	Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Qualification Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Underlying Shares that will not have been filed as required;
(ccc)	Compliance with Laws. The Corporation has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Time of Closing in connection with the Offering. Neither the Corporation nor the Subsidiaries are aware of any legislation or proposed legislation, which they anticipate will have a Material Adverse Effect;
(ddd)	No Loans. Neither the Corporation nor the Subsidiaries have made any material loans to or guaranteed the material obligations of any person, other than loans and guarantees between the Corporation and the Subsidiaries;
(eee)	Directors and Officers. To the best of its knowledge, none of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;
(fff)	Minute Books and Records. The minute books and records of the Corporation and the Subsidiaries made available to legal counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the period from the respective dates of incorporation to the date hereof are all of the minute books and records of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and the Subsidiaries;
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(ggg)	Employee Plans. The Documents Incorporated by Reference disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;
(hhh)	Dividends. Except as disclosed in the Public Disclosure Documents, there are no restrictions upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments;
(iii)	Fees and Commissions. Other than the Underwriters pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;
(jjj)	Entitlement to Proceeds: Other than the Corporation, there is no person that is or will be entitled to demand the proceeds of the Offering;
(kkk)	Related Parties. Except as disclosed in the Public Disclosure Documents, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Ontario Act), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and the Subsidiaries, on a consolidated basis. Neither the Corporation nor the Subsidiaries has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with them;
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(lll)	Acquisition Agreement Reps. The representations and warranties of Merus Labs Luxco II S.a R.L. and Merus Labs Netherlands BV in the Acquisition Agreement, a true copy of which has been provided to the Underwriters, were true and correct in all material respects, subject to any qualifications set out therein, as of the date thereof, and to the knowledge of the Corporation, the representations and warranties of Sanofi S.A. contained in the Acquisition Agreement are true and correct in all respects, subject to any qualifications set out therein, as of the date hereof;
(mmm)	Acquisition Agreement Covenants. To the knowledge of the Corporation, there has been no (i) actual or alleged breach or default by any party of any provisions of the Acquisition Agreement and no event, condition, or occurrence exists which after the notice or lapse of time (or both) would constitute a breach or default by any party to the Acquisition Agreement; or (ii) dispute, termination, cancellation, amendment or renegotiation of the Acquisition Agreement, and, to the knowledge of the Corporation, no state of facts giving rise to any of the foregoing exists; and
(nnn)	Full Disclosure. The Corporation has not withheld and will not withhold from the Underwriters prior to the Time of Closing, any material facts relating to the Corporation, its subsidiaries, the Acquisition or the Offering.

Section 8 Covenants of the Corporation

The Corporation covenants and agrees with the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Subscription Receipts, that:

(1)	Subscription Agreements. The Corporation shall duly execute and deliver the Subscription Agreements and any other material documents in connection with the Offering at the Time of Closing, and comply with and satisfy all terms, conditions and covenants herein or therein contained to be complied with or satisfied by the Corporation;
(2)	Acquisition Closing. The Corporation will use its commercially reasonable efforts to satisfy all of the Escrow Release Conditions related to the Acquisition Closing as contemplated under the Acquisition Agreement as soon as possible after the date hereof, and shall keep the Underwriters reasonably informed, from time to time, of the status of the Acquisition and the satisfaction of the conditions thereof; provided that the Corporation shall not be obligated to waive any conditions to closing for its benefit under the Acquisition Agreement, or otherwise perform or cause to be performed any of the obligations of the other parties to the Acquisition Agreement set forth therein or in any of the agreements contemplated by the Acquisition Agreement;
(3)	Legal Requirements. The Corporation shall fulfil all legal requirements to permit at the Time of Closing, the creation and issuance of the Subscription Receipts, the creation and the issuance of the Special Warrants and the issuance of the Underlying Securities, all as contemplated in the Transaction Documents and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the issuance of the Subscription Receipts and the Special Warrants so that the distribution of such securities may lawfully occur without the necessity of filing a prospectus in Canada or a registration statement in the United States or similar document in any other jurisdiction;
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(4)	Notification of Adverse Matters. The Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:
(a)	the issuance by any Securities Commission of any order suspending or preventing the use of the Qualification Prospectus; or
(b)	the institution, threatening or contemplation of any proceeding for any such purposes; or any requests made by any Securities Commission for amending or supplementing the Qualification Prospectus in any material way, or for additional material information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (a) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;
(5)	Standstill. From the date hereof until 90 days from the Closing Date, the Corporation agrees not to, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Corporation (including those that are convertible or exchangeable into securities of the Corporation) other than: (i) pursuant to the Offering; (ii) the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Corporation outstanding as of the date hereof; (iv) pursuant to the Corporation’s stock option plan or restricted share unit plan; or (v) pursuant to a bona fide acquisition of shares or assets of arm’s length persons;
(6)	Lock-Up Agreements. The Corporation will cause each of the directors and senior officers of the Corporation to enter into lock-up agreements in a form satisfactory to the Corporation and the Underwriters, which shall be negotiated in good faith and contain customary provisions, pursuant to which each such person agrees, for a period of 90 days after the Closing Date, not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, transfer, or otherwise dispose of or monetize the economic value of (or announce any intention to do any of the foregoing) any securities of the Corporation, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, subject to the following exceptions: (i) if the Corporation receives an offer, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire an interest (including an economic interest) in, or become the holder of, 100% of the total number of common shares in the Corporation, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed company structure or other synthetic merger, transaction or arrangement; (ii) in respect of sales to affiliates of such shareholder; (iii) as a result of the death of any individual shareholder; or (iv) with the written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld or delayed;
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(7)	Maintain Reporting Issuer Status. The Corporation will use its reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Prince Edward Island, and following the filing of the Qualification Prospectus in each of the Qualifying Jurisdictions, to the date that is at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation;
(8)	Maintain Stock Exchange Listing. The Corporation will use its reasonable best efforts to maintain the listing of the Common Shares on the TSX, NASDAQ or any other recognized stock exchange or quotation system, for a period of at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation;
(9)	Validly Issued Securities. The Corporation shall ensure that: (i) at all times prior to the Deemed Exercise Date, a sufficient number of Underlying Shares are duly and validly allotted and reserved for issuance upon the due exercise of the Special Warrants; and (ii) upon the due exercise of the Special Warrants, the Underlying Shares will be duly issued as fully paid and non-assessable shares in the capital of the Corporation;
(10)	Use of Proceeds. The Corporation will use the proceeds of the Offering in the manner specified in the Subscription Receipt Agreement;
(11)	Consents and Approvals. The Corporation will have made or obtained, as applicable, at or prior to the Time of Closing, all consents, approval, permits, authorizations or filings as may be required by the Corporation under Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws, “blue sky laws” in the United States and the rules of the TSX and NASDAQ; and
(12)	Closing Conditions. The Corporation will have, at or prior to the Time of Closing, fulfilled or caused to be fulfilled, each of the conditions set out in Section 10 hereof.
(13)	Filings. The Corporation shall execute and file with the Securities Regulators and the TSX and the NASDAQ all forms, notices and certificates required to be filed by the Corporation pursuant to the Securities Laws and the policies of the Exchanges in the time required by the applicable Securities Laws and the policies of the Exchanges, including, for greater certainty, Form 45-106F1 and Form 45-106F6 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to the closing conditions set forth in Section 6.2 hereof, as are required to be filed by the Corporation.

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 Section 9 Representations, Warranties and Covenants of the Underwriters

(1)	The Underwriter hereby severally, and not jointly, nor jointly and severally, represent and warrant to the Corporation, the following, which representations and warranties will be true and correct at the Time of Closing and the filing of the Qualification Prospectus:
(a)	Registration. The Underwriters are, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder.
(b)	Authority. The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.
(2)	The Underwriters hereby severally, and not jointly, nor jointly and severally, covenant and agree with the Corporation, the following:
(c)	Jurisdictions and Offering Price. The Underwriters will: (i) offer and sell Subscription Receipts on a private placement basis in the Selling Jurisdictions or where they may lawfully be offered for sale upon the terms and conditions set forth in this Agreement and in compliance with Securities Laws either directly or through other registered investment dealers and brokers; (ii) not offer, sell, trade or otherwise do any act in furtherance of a trade of the Subscription Receipts so as to require registration thereof or the filing of a prospectus, offering memorandum or similar document with respect thereto under the laws of any of the Selling Jurisdictions; (iii) obtain from each Purchaser an executed Subscription Agreement and shall deliver copies of such agreements to the Corporation at least two (2) Business Days prior to the date schedule for Closing, together with all documentation (as supplied to the Underwriters by the Corporation) as may be necessary under applicable Securities Laws in connection with the distribution of the Subscription Receipts and as may be reasonably required by the Corporation in order to confirm the availability of a private placement exemption (including any documentation prescribed by the TSX or NASDAQ), in form acceptable to the Corporation and the Underwriters, each acting reasonably; (iv) not make available to prospective Purchasers of Underlying Shares any documents which would constitute an offering memorandum as defined under Canadian Securities Laws and will not advertise the proposed sale of such securities in printed public media, radio, television or telecommunications, including electronic display, and (iv) not make any representations or warranties with respect to the Corporation or the Subscription Receipts without the approval of the Corporation; and provided that they are satisfied, in their sole discretion, acting reasonably.
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(d)	Compliance with Securities Laws. The Underwriters will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Subscription Receipts and will use its commercially reasonable best efforts to ensure that all members of any selling dealer group will likewise comply with applicable Securities Laws.
(e)	Qualification Prospectus. The Underwriters will: (i) fulfil all material legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by an underwriter in connection with the filing of the Qualification Prospectus in the Qualifying Jurisdictions; (ii) upon being satisfied, acting reasonably, that the Qualification Prospectus and any amendments thereto is in a form satisfactory for filing with the Commissions, execute the prospectus supplement forming part of the Qualification Prospectus and any amendments thereto, as the case may be, presented to the Underwriters for execution; and (iii) execute all such other documents and materials as may reasonably be required and as are customary in connection with the filing of the Qualification Prospectus.
(f)	Liability on Default. No Underwriter shall be liable to the Corporation under this Section with respect to a breach or default by any of the other Underwriters (or any member of the selling dealer group appointed by another Underwriter).

Section 10 Conditions of Closing

The Underwriters’ obligation to purchase the Subscription Receipts pursuant to this Agreement shall be subject to the following conditions:

(1)	the Underwriters receiving at the Time of Closing, favourable legal opinions from McMillan LLP, legal counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local legal counsel acceptable to legal counsel to the Underwriters as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Corporation), to the effect set forth below subject to customary assumptions, qualifications and limitations:
(a)	the Corporation is a corporation validly existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and capacity to carry on business, to own and lease its properties and assets;
(b)	the Corporation has all necessary corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents and to issue and sell the Subscription Receipts, the Special Warrants and the Underlying Shares, as applicable;
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(c)	the authorized and issued capital of the Corporation;
(d)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Transaction Documents and the performance of its obligations hereunder and the Transaction Documents have been duly executed and delivered by the Corporation and each constitute a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions, limitations and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and a limitation that no opinion is expressed as to the enforceability of the rights of indemnity, contribution or waiver of contribution set forth in this Agreement;
(e)	the execution and delivery of the Transaction Documents and the fulfilment of the terms hereof and thereof by the Corporation and the issuance, sale and delivery of the Subscription Receipts, Special Warrants and Underlying Shares does not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the notice of articles or articles of the Corporation, any resolutions of the shareholders or directors of the Corporation, or the British Columbia Business Corporations Act or Canadian Securities Laws;
(f)	that the Subscription Receipts have been validly created, executed and issued by the Corporation and constitute valid and binding obligations of the Corporation enforceable against it in accordance with their terms;
(g)	that the Special Warrants will, upon issuance pursuant to the conversion of the Subscription Receipts, be validly created, executed and issued by the Corporation and constitute valid and binding obligations of the Corporation enforceable against it in accordance with their terms;
(h)	that the Underlying Shares have been duly authorized and validly allotted for issuance by the Corporation and, when issued in accordance with the terms of the Special Warrants, will be outstanding as fully paid and non-assessable shares in the capital of the Corporation;
(i)	assuming that each of the Purchasers residing in the Qualifying Jurisdictions is an “accredited investor” as such term is defined in NI 45-106 and is purchasing as principal, that the issuance and sale by the Company of the Subscription Receipts to such Purchasers are exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws to permit such issuance and sale; and that the issuance of the Special Warrants upon the conversion of the Subscription Receipts and the issuance of the Underlying Shares upon the exercise or deemed exercise of the Special Warrants will be exempt from the prospectus requirements of applicable Canadian Securities Laws, and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws to permit such issuances;
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(j)	that no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws in connection with the first trade of the Special Warrants or the Underlying Shares provided that four months have lapsed since the Closing Date and subject to the standard assumptions and qualifications;
(k)	that if a Qualification Prospectus qualifying the distribution of the Underlying Shares is filed before the Deemed Exercise Date: (A) such Underlying Shares would not be subject to any statutory hold period or restricted period under the applicable Canadian Securities Laws, and (B) no documents would be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws in order to permit the first trade of such Underlying Shares in the Qualifying Jurisdictions, subject to the standard assumptions and qualifications;
(l)	The Subscription Receipts, the Special Warrants (upon the due conversion of the Subscription Receipts) and Underlying Shares (upon the due conversion of the Special Warrants) would if issued on the date hereof be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts, each as defined in the Tax Act, if and provided that at all material times (i) the Underlying Shares are listed on a ‘‘designated stock exchange’’ for purposes of the Tax Act (which currently includes the TSX), and (ii) in the case of the Subscription Receipts and the Special Warrants, the Corporation is not a “connected person” (as defined in the Tax Act) under the governing plan of the Trust;
(m)	subject only to the standard listing conditions and the requirements set forth in the conditional approval letters of the TSX and NASDAQ, the Underlying Shares have been conditionally listed or approved for listing on the TSX and NASDAQ; and
(n)	to such other matters as may reasonably be requested by the Underwriters no less than 48 hours prior to the Time of Closing, in a form acceptable to the Co-Lead Underwriters and their legal counsel, acting reasonably.

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(2)	if any Subscription Agreements are sold to Purchasers in the United States, the Co-Lead Underwriters receiving at the Time of Closing a favourable legal opinion addressed to the Co-Lead Underwriters, in form and substance satisfactory to the Co-Lead Underwriters, acting reasonably, dated as of the Closing Date, from McMillan LLP, to the effect that registration of (i) the Subscription Receipts upon offer and sale pursuant to this Agreement, including Schedule “A” hereto, (ii) the issuance of the Special Warrants upon conversion of the Subscription Receipts; and (iii) the issuance of the Underlying Shares upon exercise or deemed exercise of the Special Warrants will not be required under the U.S. Securities Act;
(3)	the Underwriters having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Co-Lead Underwriters, acting reasonably, in form and content satisfactory to the Co-Lead Underwriters, acting reasonably, with respect to:
(a)	the constating documents of the Corporation;
(b)	the resolutions of the directors of the Corporation relevant to the Qualification Prospectus, the sale of the Subscription Receipts and, as applicable, the authorization of the Transaction Documents and the transactions contemplated therein; and
(c)	the incumbency and signatures of signing officers for the Corporation;
(4)	the Underwriters receiving certificates of status and/or compliance, where issuable under applicable law, for the Corporation and the Subsidiaries, each dated within one (1) Business Day prior to the Closing Date;
(5)	the Underwriters receiving from the Corporation at the Time of Closing, a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Co-Lead Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:
(a)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Subscription Receipts or any other securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;
(b)	(A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Corporation on a consolidated basis, and (B) no transaction has been entered into by either the Corporation or the Subsidiaries which is material to the Corporation on a consolidated basis, other than as disclosed in the Public Disclosure Documents;
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(c)	there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Public Disclosure Documents which fact or change is, or may be, of such a nature as to render any statement in the Public Disclosure Documents misleading or untrue in any material respect or which would result in a misrepresentation in the Public Disclosure Documents or which would result in the Public Disclosure Documents not complying with applicable Securities Laws;
(d)	the Corporation has complied in all material respects with all the covenants and satisfied in all material respects all the terms and conditions of the Transaction Documents on its part to be complied with and satisfied at or prior to the Time of Closing; and
(e)	the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as of the Time of Closing as if such representations and warranties were made as at the Time of Closing, after giving effect to the transactions contemplated hereby;
(6)	the Underwriters receiving the executed lock-up agreements from each director and officer of the Corporation in favour of the Underwriters in a form satisfactory to the Underwriters as required pursuant to Section 8(6) of this Agreement;
(7)	the Underwriters receiving, at the Time of Closing, a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at the end of business day on the date prior to the Closing Date;
(8)	at the Time of Closing, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Subscription Receipts or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or the TSX or NASDAQ;
(9)	the Corporation having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Underlying Shares on the TSX and NASDAQ, subject only to satisfaction by the Corporation of standard listing conditions and matters set forth in the conditional listing approval letters of the TSX and NASDAQ, as applicable;
(10)	the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Time of Closing;
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(11)	the Underwriters not having exercised any rights of termination set forth herein; and
(12)	the Underwriters having received at the Time of Closing such further certificates, opinions of legal counsel and other documentation from the Corporation contemplated herein, provided, however, that the Underwriters or their legal counsel shall request any such certificate or document within a reasonable period prior to the Time of Closing that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

Section 11 Closing

(1)	Location of Closing. The Offering will be completed at the offices of McMillan LLP in Vancouver, British Columbia at the Time of Closing.
(2)	Securities. At the Time of Closing, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters in Toronto, Ontario, the Subscription Receipts, in electronic or certificated form, registered as directed by the Co-Lead Underwriters, on behalf of the Underwriters, in writing not less than 24 hours prior to the Time of Closing, against payment to the Corporation by the Co-Lead Underwriters, on behalf of the Underwriters, of the aggregate Offering Price for the Subscription Receipts being issued and sold hereunder by wire transfer or certified cheque, net of the Commission and any expenses of the Underwriters payable by the Corporation as set out in this Agreement.

Section 12 Indemnification and Contribution

(1)	The Corporation together with its subsidiaries or affiliated companies, as the case may be (collectively, the “Indemnitor”) hereby agrees to indemnify and hold each of the Underwriters, and/or any of their respective subsidiaries and affiliates and each of their respective directors, officers, employees, unitholders and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), suits, proceedings, damages, liabilities or expenses of whatever nature or kind, whether joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the reasonable fees and expenses of their legal counsel (collectively, the “Losses”) that may be incurred in investigating or advising with respect to and/or defending or settling any actual or threatened claims, actions, suits, proceedings or investigation (collectively, the “Claims”) that may be made against the Indemnified Parties or to which the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such Losses and/or Claims arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement. Without limiting the generality of the foregoing, this indemnity shall apply to all Losses that the Indemnified Parties may incur as a result of any Claim that may be threatened or brought against the Indemnified Parties. This indemnity shall cease to apply to an Indemnified Party to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses were solely caused by the gross negligence, willful misconduct, bad faith or fraud of such Indemnified Party. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Qualification Prospectus contained no misrepresentation shall constitute “gross negligence”, “willful misconduct”, “bad faith” or “fraud” for purposes of this Section 12(1) or otherwise disentitle the Underwriters from indemnification hereunder.
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(2)	If for any reason (other than a determination as to any of the events referred to above) the foregoing indemnity is unavailable to an Indemnified Party, or is insufficient to hold them harmless, then the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations, provided that the Indemnitor shall in any event contribute to the Losses paid or payable by the Indemnified Party as a result of such Claim, in such amount that is in excess of the amount of the Commission actually received by the Underwriters pursuant to this Agreement. In the case of liability arising out of the Qualification Prospectus, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 12 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Corporation or the Underwriters and the parties’ relative intent knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 12. In no event, shall the Indemnified Parties be responsible to pay any amount in excess of the amount of the Commission actually received by it and the Indemnitor agrees not to seek or claim any such excess amounts pursuant to this Section 12(2). In the event that the Indemnitor may be entitled to contribution from the Indemnified Parties pursuant to this Section 12(2), the Indemnitor shall be limited to contribution in any amount not exceeding the lesser of the portion of the Losses giving rise to such contribution for which the Underwriters are responsible and the amount of the Commission received by the Underwriters.
(3)	Promptly after receipt of notice of the commencement of any legal proceeding against an Indemnified Party or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriters will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of its obligations to indemnify the Indemnified Parties, except to the extent that the failure to so notify materially prejudicially affects the Indemnitor. The Indemnitor shall on behalf of itself and the Indemnified Party, as applicable, be entitled to (but not required to), at its own expense, participate in and assume the defence of any Claim, provided such defence is conducted by legal counsel of good standing acceptable to the Indemnified Party, acting reasonably, and the Indemnitor shall throughout the course thereof provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of all discussions and significant actions proposed in respect thereof. The Indemnified Parties shall also have the right to appoint its or their own separate legal counsel at the Indemnitor’s cost provided the Indemnified Parties act reasonably in selecting such legal counsel.
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(4)	The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or any Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Indemnitor and/or any Indemnified Party and any Indemnified Parties or their personnel shall be required to testify in connection therewith or shall be required to participate or respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Indemnified Parties, the Indemnified Party shall have the right to employ its own legal counsel in connection therewith, provided they act reasonably in selecting such legal counsel, and the reasonable fees and expenses of such legal counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Parties for time spent by them or their personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses incurred by the Indemnified Parties or their personnel in connection therewith) shall be paid by the Indemnitor as they occur.
(5)	A party hereunder shall not, without the other party’s prior written consent, such consent not to be unreasonably withheld or delayed, settle, compromise or consent to the entry of any judgment or make an admission of liability with respect to any Claims or seek to terminate any Claims in respect of which indemnification may be sought hereunder. Neither party hereunder shall be liable for any such settlement of any Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.
(6)	The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.
(7)	The Indemnitor agrees to waive any right the Indemnitor may have of first requiring the Indemnified Party to proceed against or enforce any right, power, remedy, security or claim payment from any other person before claiming under this indemnity. The Indemnitor hereby acknowledges that the Underwriters are acting as trustees for each of the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.
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(8)	The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and the Indemnified Parties.

Section 13 Expenses

Whether or not the purchase and sale of the Subscription Receipts shall be completed, all costs and expenses of or incidental to the sale and delivery of the Subscription Receipts and of or incidental to all matters in connection with the transactions herein shall be borne by the Corporation and payable by the Corporation immediately upon receiving an invoice from the Underwriters, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Subscription Receipts, the fees and expenses of the Corporation’s legal counsel, auditors and independent experts, all costs incurred in connection with the preparation of documents relating to the Offering, and the reasonable expenses and fees incurred by the Underwriters which shall include the reasonable fees (to a maximum of $150,000 exclusive of disbursements and taxes) and disbursements of the Underwriters’ legal counsel and applicable taxes thereon. At the option of the Underwriters, such fees and expenses may be netted out of the gross proceeds of the Offering otherwise payable to the Corporation on the Closing Date.

Section 14 All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and each of the Corporation and the Underwriters will use its respective reasonable best efforts to cause all such conditions to be complied with. Any material breach or failure to comply with any of the conditions set out in this Agreement that are in the control of the Corporation shall entitle any of the Underwriters to terminate their obligation to purchase the Subscription Receipts, by written notice to that effect given to the Corporation at or prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Section 15 Termination by Underwriters in Certain Events

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Subscription Receipts by written notice to that effect given to the Corporation at or prior to the Time of Closing if:
(a)	any inquiry, action, suit, investigation or other proceeding whether formal or informal (including matters of regulatory transgression or unlawful conduct) is instituted, announced, threatened, or any order or ruling is made or threatened by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, court, tribunal, agency, regulatory authority or other instrumentality, including without limitation, the TSX, NASDAQ or any securities regulatory authority involving the Corporation or any of its officers or directors (including those of its Subsidiaries), which, in each case, in the sole reasonable opinion of any Underwriter, operates to prevent, suspend or restrict materially the trading or distribution of the Common Shares of the Corporation or the Subscription Receipts, except for such inquiry, investigation, proceeding or order based solely on the activities of the Underwriters and not the Corporation;
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(b)	there should develop, occur or come into effect or existence any occurrence, event or incident of any nature, including without limitation, accident, natural disaster, act or terrorism, public protest, governmental law or regulation, or major financial occurrence of national or international consequence, which in the reasonable opinion of any Underwriter seriously adversely affects or involves, or may materially adversely affect or involve, the national or international financial markets or the properties, operations, business, affairs, financial condition or assets of the Corporation or any of the Subsidiaries, in aggregate taken as a whole, or the market price or value of the securities of the Corporation;
(c)	there is, in the reasonable opinion of any Underwriter, any material change in relation to the Corporation and its Subsidiaries, in aggregate taken as a whole, or any change in any material fact or a new material fact shall arise, or if there should, whether as a result of the Underwriters’ continuing due diligence or otherwise, be discovered any previously undisclosed material fact (including in respect of any of the Subsidiaries), required to be disclosed in the Base Prospectus or the Qualification Prospectus which, in any case, in the sole reasonable opinion of the Underwriters, has or could be expected to have a material adverse effect on the market price or value of the Corporation’s Common Shares;
(d)	the Corporation is in material breach of a term, condition or covenant of this Underwriting Agreement, or any material representation or warranty given by the Corporation in this Underwriting Agreement or any ancillary document is false or untrue or has become false or untrue; or
(e)	an order to cease trading in the securities of the Corporation is made or threatened by any Securities Commission.
(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 15(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 12 and Section 13.
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(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 15 shall not be binding upon the other Underwriters.

Section 16 Obligations of the Underwriters to be Several

(1)	Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Subscription Receipts shall be several and not joint nor joint and several. The percentage of the Subscription Receipts to be severally purchased and paid for by each of the Underwriters shall be as follows:
Canaccord Genuity Corp.	22.5%
Clarus Securities Inc.	22.5%
Cormark Securities Inc.	12.5%
Laurentian Bank Securities Inc.	12.5%
Dundee Securities Inc.	6.0%
GMP Securities L.P.	6.0%
TD Securities Inc.	6.0%
CIBC World Markets Inc.	6.0%
Scotia Capital Inc.	6.0%
(2)	If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Subscription Receipts at the Time of Closing for any reason whatsoever, including by reason of Section 15 hereof, and the number of Offered Securities with respect to which such default relates is less than 10% of the aggregate number of Subscription Receipts, the other Underwriters shall have the right, but shall not be obligated, to purchase the Subscription Receipts which would otherwise have been purchased by the Underwriter which fails to purchase but if no such arrangements are made by the Closing Date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Offered Securities set forth above opposite their respective names bears to the aggregate number of Offered Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Underwriters with the consent of the non-defaulting Underwriters to purchase the Offered Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Subscription Receipts at the Time of Closing for any reason whatsoever, including by reason of Section 15 hereof, and the number of Offered Securities with respect to which such default relates exceeds 10% of the aggregate number of Subscription Receipts, the other Underwriters shall have the right, but shall not be obligated, to purchase the Subscription Receipts which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Subscription Receipts, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either: (i) proceed with the sale of the Subscription Receipts (less the defaulted shares) to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Section 12 and Section 13 in respect of the non-defaulting Underwriters. For greater certainty, nothing in this Section 16(2) will relieve any defaulting Underwriter from any liability under this Agreement for failure to purchase its proportionate share of Offered Securities otherwise from its default.
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(3)	Additionally, nothing in this Section 16 shall oblige the Corporation to sell to the Underwriters less than all of the Subscription Receipts or shall relieve an Underwriter in default hereunder from liability to the Corporation.

Section 17 TMX Group

The Corporation hereby acknowledges that each of CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section 18 Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

(a)	in the case of the Corporation, to:

Merus Labs International Inc. 100 Wellington St. West Suite 2110, P.O. Box 151 Toronto, ON M5K 1H1

Attention: Barry Fishman Fax: (416) 593-4434

with a copy (which shall not constitute notice) to:

McMillan LLP Royal Centre, 1055 W. Georgia Street, Suite 1500 PO Box 11117 Vancouver, BC V6E 4N7

Attention: Michael Taylor Fax: (604) 685-7084

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(b)	in the case of the Underwriters to:

Canaccord Genuity Corp. 161 Bay Street, Suite 3100 Toronto, Ontario M5J 2S1

Attention: Steven Winokur Fax: (416) 869-3876

Clarus Securities Inc. 130 King St. W., Suite 3640 Toronto, Ontario M5X 1A9

Attention: Robert Orviss Fax: (416) 343-2798

Cormark Securities Inc. Royal Bank Plaza, South Tower 200 Bay Street, Suite 2800 Toronto, Ontario M5J 2J2

Attention: Chris Shaw Fax: (416) 943-6459

Laurentian Bank Securities Inc. 1981 Avenue McGill College, Suite 1900 Montreal, Quebec H3A 3K3

Attention: Nicolas Rimbert Fax: (514) 284-9797

CIBC World Markets Inc. 161 Bay Street, 6th Floor Toronto, Ontario M5J 2S8
Attention: Ryan Voegeli Fax: (416) 594-7226

Dundee Securities Ltd. 1 Adelaide Street East, Suite 2000 Toronto, Ontario M5C 2V9

Attention: Donato Sferra Fax: (416) 350-3312

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GMP Securities L.P. 145 King Street West, Suite 300 Toronto, Ontario M5H 1J8

Attention: Steve Ottaway Fax: (416) 943-6160

Scotia Capital Inc. 40 King Street West, 66th Floor Toronto, Ontario M5W 2X6

Attention: Chad Graves Fax: (416) 863-7117

TD Securities Inc. TD Tower 8th Floor 66 Wellington Street Toronto, Ontario M5K 1A2

Attention: Ryan Quirt Fax: (416) 983-3176

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP 5300 Commerce Court 199 Bay Street Toronto, Ontario M5L 1B9

Attention: Martin Langlois Fax: (416) 947-0866

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by telecopy and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy on the first business day following the day on which it is sent.

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Section 19 Relationship between the Corporation and the Underwriters.

In connection with the services described herein, the Underwriters shall each act as an independent contractor, and any duties of the Underwriters arising out of this Agreement shall be owed solely to the Corporation. The Corporation acknowledges that the Underwriters are securities firms engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services, which may involve services provided to other companies engaged in businesses similar or competitive to the Business of the Corporation. The Corporation acknowledges and agrees that in connection with all aspects of the engagement contemplated hereby, and any communications in connection therewith, the Corporation, on the one hand, and each of the Underwriters and any of their respective affiliates through which the Underwriters may be acting, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Underwriters or such affiliates, and each party hereto agrees that no such duty will be deemed to have arisen in connection with any such transactions or communications. Information which is held elsewhere within the Underwriters, but of which none of the individuals in the investment banking department or division of the Underwriters involved in providing the services contemplated by this agreement actually has knowledge (or without breach of internal procedures can properly obtain) will not for any purpose be taken into account in determining any of the responsibilities of the Underwriters to the Corporation under this Agreement.

Section 20 Miscellaneous

(a)	Action of Co-Lead Underwriters. Except with respect to Section 12, Section 15 and Section 16, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by a Co-Lead Underwriter, who shall in good faith discuss with the other Co-Lead Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be. Notwithstanding the foregoing, the Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by the Co-Lead Underwriters, who shall represent the Underwriters, and who shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Section 12, any matter referred to in Section 15 or any agreement under Section 16.
(b)	Successors and Assigns. This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.
(c)	Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
(d)	Time of the Essence. Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.
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(e)	Interpretation. The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Subscription Receipts.
(f)	Survival. All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is three years following the Closing Date. Notwithstanding the preceding sentence, Section 13 shall survive the purchase and sale of the Subscription Receipts and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Subscription Receipts or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of applicable law. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.
(g)	Electronic Copies. Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.
(h)	Severability. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.
(i)	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
(j)	Several and Joint. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.
(k)	Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the engagement letter made as of February 19, 2016. This Agreement may be amended or modified in any respect by written instrument only.

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(l)	Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

[Remainder of page left intentionally blank. Signature page follows.]

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If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

CANACCORD GENUITY CORP.
By:
Name: Title:
CLARUS SECURITIES INC.
By:
Name: Title:
CORMARK SECURITIES INC.
By:
Name: Title:
LAURENTIAN BANK SECURITIES INC.
By:
Name: Title:
DUNDEE SECURITIES LTD.
By:
Name: Title:

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GMP SECURITIES L.P.
By:
Name: Title:
TD SECURITIES INC.
By:
Name: Title:
CIBC WORLD MARKETS INC.
By:
Name: Title:
SCOTIA CAPITAL INC.
By:
Name: Title:

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The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

merus labs international inc.
By:
Name:
Title:

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SCHEDULE “A”
U.S. OFFERS AND SALES

This is Schedule “A” to the underwriting agreement (the “Underwriting Agreement”) dated March 1, 2016 among Merus Labs International Inc., Canaccord Genuity Corp., Clarus Securities Inc., Cormark Securities Inc., Laurentian Bank Securities Inc., CIBC World Markets Inc., Dundee Securities Ltd., GMP Securities L.P., Scotia Capital Inc. and TD Securities Inc. Unless otherwise defined herein, terms used in this Schedule that are defined in the Underwriting Agreement shall have the same meaning herein as in the Underwriting Agreement.

As used in this Schedule, the following terms shall have the meanings indicated:

Accredited Investor	means an institutional “accredited investor” that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;
Directed Selling Efforts	means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Shares;
Disqualification Event	means any of the “Bad Actor” disqualifications described in clauses (d)(1)(i) to (viii) of Rule 506 of Regulation D;
Foreign Issuer	means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it includes any issuer which is a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (b) any of the following; (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

General Solicitation or General Advertising	means “general solicitation or general advertising”, as used under Rule 502(c) of Regulation D, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;
Offshore Transaction	means “offshore transaction” as that term is defined in Rule 902(h) of Regulations S;
Regulation D	means Regulation D promulgated under the U.S. Securities Act;
Regulation S	means Regulation S promulgated under the U.S. Securities Act;
Substantial US Market Interest	means “substantial U.S. market interest” as that term is defined in Rule 902(i) of Regulation S; and
U.S. Placement Agent	means the United States broker-dealer affiliate of an Underwriter, as applicable.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Subscription Receipts, Special Warrants and Underlying Shares have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of the states of the United States, and may not be offered or sold to or for the account or benefit of any U.S. Person or any person within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. Accordingly, each Underwriter severally represents, warrants and covenants to the Corporation that:

1.	It has offered and sold, and will offer and sell the Subscription Receipts only in an Offshore Transaction in accordance with Rule 903 of Regulation S or as provided in paragraphs 2 through 13 below. Accordingly, neither the Underwriter, its affiliates nor any persons acting on its behalf, has made or will make: (a) (except as permitted in paragraphs 2 through 13 below) any offer to sell or any solicitation of an offer to buy, any of the Subscription Receipts in the United States or to or from a U.S. Person or a person acting for the account or benefit of a person within the United States or a U.S. Person, (b) (except as permitted in paragraphs 2 through 13 below) any sale of Subscription Receipts to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, its affiliates or persons acting on their behalf reasonably believed that such purchaser was outside the United States, or (c) any Directed Selling Efforts.

2.	It will not offer or sell Subscription Receipts in the United States except that it may offer Subscription Receipts to purchasers who are Accredited Investors with which the Underwriter or the U.S. Placement Agent has a pre-existing relationship and who will purchase the Subscription Receipts as Substituted Purchasers in compliance with Rule 506(b) of Regulation D, in each case in the manner contemplated in this Schedule “A”.
3.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Subscription Receipts, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree in writing, for the benefit of the Corporation, to comply with, and shall use its commercially reasonable efforts to ensure that each selling group member complies with, the same provisions of this Schedule “A” as apply to the Underwriter as if such provisions applied to such selling group member.
4.	All of the Underwriter’s offers of Subscription Receipts in the United States have been and will be made through the U.S. Placement Agent pursuant to Rule 506(b) of Regulation D.
5.	It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, Subscription Receipts in the United States by any form of General Solicitation or General Advertising.
6.	Any offer, sale or solicitation of an offer to buy Subscription Receipts that has been made or will be made in the United States by the Underwriter through the U.S. Placement Agent, was or will be made only to Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and any applicable state securities laws and in accordance with any applicable U.S. federal or state laws or regulations governing the registration or conduct of securities brokers or dealers.
7.	Immediately prior to soliciting such offerees, the Underwriter, its affiliates, and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was an Accredited Investor, and at the time of completion of each sale to a person in the United States, the Underwriter, its affiliates, and any person acting on its or their behalf (including the U.S. Placement Agent) will have reasonable grounds to believe and will believe, that each such offeree purchasing Subscription Receipts is an Accredited Investor.
8.	The Underwriter represents that neither it, its U.S. Placement Agent, nor any of their respective directors, executive officers, other officers participating in the Offering of Subscription Receipts pursuant to Rule 506(b) of Regulation D, their respective general partners or managing members, or any such general partner’s or managing member’s directors, executive officers or other officers participating in such Offering (each, a “Dealer Covered Person” and, together, “Dealer Covered Persons”), is subject to any Disqualification Event except for a Disqualification Event, if any, (a) contemplated by Rule 506(d)(2) of Regulation D, and (b) a description of which has been furnished in writing to the Corporation prior to the date hereof. In the case of any Disqualification Event occurring after the date hereof, the Underwriter covenants to furnish a description thereof in writing to the Corporation prior to the Closing Date.

9.	It represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering of Subscription Receipts pursuant to Rule 506(b) of Regulation D. It will notify the Corporation, prior to the Closing Date of any agreement entered into between it and such person in connection with such sale.
10.	It will notify the Corporation in writing, prior to the Closing Date of (a) any Disqualification Event relating to any Dealer Covered Person not previously disclosed to the Corporation hereunder, and (b) any event that would, with the passage of time, become a Disqualification Event relating to any Dealer Covered Person.
11.	At least one business day prior to the time of delivery, the Corporation and its transfer agent will be provided with a list of all purchasers of Subscription Receipts in the United States.
12.	At the Closing Time, the Underwriter (together with its U.S. Placement Agent) will provide a certificate, substantially in the form of Exhibit I to this Schedule “B”, relating to the manner of the offer and sale of the Subscription Receipts in the United States. Failure to deliver such a certificate shall constitute a representation by the Underwriter and its U.S. Placement Agent that neither it nor anyone acting on its behalf has offered or sold Subscription Receipts in the United States.
13.	Neither the Underwriter, its affiliates or any person acting on its behalf (including the U.S. Placement Agent) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.	The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest in its common shares.
2.	Except with respect to sales in accordance with this Schedule “A” to Accredited Investors in reliance upon an exemption from registration available under Rule 506(b) of Regulation D, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agent, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Subscription Receipts to a person in the United States; or (b) any sale of Subscription Receipts unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

3.	During the period in which the Subscription Receipts are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agent, and their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts, or has taken or will take any action in violation of Regulation M under the U.S. Exchange Act or that would cause the exemptions afforded by Rule 506(b) of Regulation D to be unavailable for offers and sales of Subscription Receipts in the United States in accordance with this Schedule “B”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Subscription Receipts outside the United States in accordance with the Underwriting Agreement.
4.	None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agent, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Subscription Receipts in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.
5.	With respect to any Subscription Receipts to be offered and sold hereunder pursuant to Rule 506(b) of Regulation D, none of the Corporation, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Corporation participating in the Offering, any beneficial owner of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale (each, a “Company Covered Person” and, together, “Company Covered Persons”) is subject to any Disqualification Event, except for a Disqualification Event covered by subparagraph (d)(2) or (d)(3) of Rule 506 of Regulation D. The Corporation has exercised reasonable care to determine whether any Company Covered Person is subject to a Disqualification Event. The Corporation has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Underwriters a copy of any disclosures provided thereunder.
6.	The Corporation is not aware of any person (other than any Dealer Covered Person (as defined above)) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Subscription Receipts.
7.	The Corporation will notify the Underwriters in writing, prior to the Closing Date of (a) any Disqualification Event relating to any Company Covered Person and (b) any event that would, with the passage of time, become a Disqualification Event relating to any Company Covered Person.
8.	Except with respect to the offer and sale of the Subscription Receipts offered hereby, the Corporation has not, for a period of six months prior to the commencement of the offering of the Subscription Receipts, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Subscription Receipts and would cause the exemptions from registration set forth in Section 4(a)(2) of the U.S. Securities Act or Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Subscription Receipts.
9.	The Corporation shall duly prepare and file with the SEC a Form D within 15 days after the first sale of Subscription Receipts in reliance on Rule 506(b) of Regulation D, and will file such notices and other documents as are required to be filed under the state securities or “blue sky” laws of the states in which Subscription Receipts are sold to satisfy the requirements of applicable exemptions from registration or qualification of the Subscription Receipts under such laws.
6

Exhibit I to Schedule “A”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of Subscription Receipts of Merus Labs International Inc. (the “Corporation”) pursuant to the underwriting agreement dated March 1, 2016 among the Corporation, Canaccord Genuity Corp., Clarus Securities Inc., Cormark Securities Inc., Laurentian Bank Securities Inc., CIBC World Markets Inc., Dundee Securities Ltd., GMP Securities L.P., Scotia Capital Inc. and TD Securities Inc (the “Underwriting Agreement”), the undersigned do hereby certify on a several basis and in respect of themselves only and only to the extent applicable that:

(i)	the Subscription Receipts have been offered and sold in the United States only by the U.S. Placement Agent which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;
(ii)	all offers and sales of Subscription Receipts in the United States or to, or for the account or benefit of, U.S. Persons have been effected in accordance with all applicable federal and state laws and regulations governing the registration and conduct of securities brokers and dealers;
(iii)	we had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor, and each person in the United States that we have arranged to purchase Subscription Receipts from the Corporation is an Accredited Investor;
(iv)	the Offering of the Subscription Receipts has been conducted in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto; and
(v)	prior to any sale of Subscription Receipts in the United States we caused the purchaser to execute a subscription agreement in the form agreed to by the Corporation and the Underwriters.

Unless otherwise defined herein, terms used in this certificate that are defined in the Underwriting Agreement shall have the same meaning herein as in the Underwriting Agreement (including Schedule “A” thereto).

Dated this ____ day of March, 2016.

[Agent]	[U.S. Placement Agent]

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SCHEDULE “B”

SUBSIDIARIES

Name	Jurisdiction of Incorporation	Percentage of Issued and Outstanding Shares/Interests Owned	Holder of Issued and Outstanding Shares/Interests
Merus Labs Luxco S.a r.l.	Luxembourg	100%	Merus Labs International Inc.
Merus Labs Netherlands BV	Netherlands	100%	Merus Labs Luxco S.a r.l.
ECG Holdings Inc.	Delaware	100%	Merus Labs International Inc.
Orbis Pharma Inc.	Ontario	100%	Merus Labs International Inc.
Merus Pharma Inc.	British Columbia	100%	Merus Labs International Inc.
Merus Labs Luxco II S.à r.l.	Luxembourg	100%	Merus Pharma Inc.

Issued Share Capital of Subsidiaries

Grantor	Holder	Type	Number of Shares	Percentage Owned
Orbis Pharma Inc.	Merus Labs International Inc.	Common Shares	1,000	100%
ECG Holdings Inc.	Merus Labs International Inc.	Common Shares	3,000	100%
Merus Labs Luxco S.à r.l.	Merus Labs International Inc.	Ordinary Shares	57,533	100%
Merus Labs Luxco S.à r.l.	Merus Labs International Inc.	Preferred Shares	309,604	100%
Merus Pharma Inc.	Merus Labs International Inc.	Common Shares	16,083,781	100%
Merus Labs Luxco II S.à r.l.	Merus Pharma Inc.	Ordinary Shares	11,473,200	100%
Merus Labs Netherlands B.V.	Merus Labs Luxco S.à r.l	Common Shares	18,000	100%

Please note that that the number of shares for Merus Labs Luxco II S.à r.l. is to be increased by (i) approximately 9.2 million Euros effective upon completion of the UCB Purchase, and (ii) approximately 2.4 million Euros upon completion of the Sanofi Purchase.

 B-2